Room 4561

	November 22, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Amendment No. 2 to Registration Statement on Form S-3 filed
November 7, 2005
	File No. 333-127587

Dear Mr. Alfano:

      We have reviewed your responses to the comments of our letter dated October 7, 2005 and have the following additional comments.

General

1. We note your response to comment 1 of our letter dated October
7,
2005 and your Form 8-K filed November 4, 2005 that provides NEXL`s audited financial statements for the years ended December 31, 2004,
2003 and 2002 and interim financial statements for the six months ended June 30, 2005. Please advise us whether the transaction has been consummated and provide us with an analysis as to the application of Article 11 of Regulation S-X to the transaction.
In
this regard, it does not appear that the pro forma financial information required by Article 11 has been provided. Please advise.

2. We note your response to comment 2 of our letter dated October
7,
2005. The option to purchase shares of your Series A-5 preferred stock was issued pursuant to the Pequot/Constellation Purchase Agreement. This agreement also provided for the sale of the Series
A-4 preferred stock instruments to the same investors.
Accordingly,
it would appear that the Pequot/Constellation Purchase Agreement represents one private placement to a set of investors of various Series A-4 and A-5 preferred stock instruments. Per your response, you note that the initial investment under the agreement for the Series A-4 First Tranche Notes was accounted for by allocating such investment among the Series A-4 First Tranche Notes, the Series A-
4
First Tranche Warrants, the Series A-4 Second Tranche Notes, the Additional A-4 Warrants and the Series A-5 Notes. This allocation seems to suggest that the Pequot/Constellation Purchase Agreement transaction was in fact accounted for as one transaction with the initial investment ostensibly for one portion of the transaction allocated among the various portions of the transaction. Given the concerns raised in comment 2 of our letter dated October 7, 2005 it would appear that the Pequot/Constellation offer was not complete prior to the initial filing of the registration statement which registers the resale of shares of common stock underlying certain securities sold in the Pequot/Constellation offer. Accordingly, it appears that you should provide disclosure relating to the consequences of filing a registration statement covering shares issued in a transaction that was not complete prior to filing including disclosure in your risk factors, management`s discussion and analysis and financial statements, as appropriate. Please revise accordingly or advise. Please note that similar disclosure may be warranted in your concurrent registration statement on Form SB-2, File No. 128434.

Prospectus Front Cover Page

3. We note your revised disclosure on the facing page of the registration statement. In order to put the current offering in context for investors, please provide similar disclosure regarding the additional pending offering on the front page of your prospectus and elsewhere, as appropriate.

The Company, page 4

4. We note your statement on page 6 that the investors continue to hold options for your Series A-5 preferred stock. Your selling securityholders disclosure on page 27, however, appears to have been revised to reflect the exercise of such options. Please revise your disclosure as appropriate.

Selling Securityholders, page 27

5. We note that certain selling securityholders have entered into a voting agreement as disclosed in your Form 8-K filed November 4, 2005. Please update your disclosure to discuss this voting agreement and its material terms.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001